		Year Ended December 31,
	From Inception on April 18, 2008 Through December 31, 2008	2009	2010	2011	For Six Months Ended June 30 2012
Earnings
Net Income	$16,734	$(2,277,192)	$(4,268,569)	$(1,345,054)	$(7,217,278)
Income Taxes	6,454	-	65,240	-	-
Amortization of Capitalized Interest	-	-	-	-	-
Rent expense/office lease	-	-	15,767	15,203	24,342
Interest Expense	-	-	629,026	2,036,032	685,235

	23,188	(2,277,192)	(3,558,536)	706,181	(6,507,701)

Fixed Charges
Rent expense/office lease	-	-	15,767	15,203	24,342
Interest incurred (expense or capitalized)	-	-	629,026	2,036,032	685,235

Ratio of earnings to fixed charges	#DIV/0!	#DIV/0!	-5.52	0.34	-9.17

Deficiency ($)			$4,203,329	$1,345,054	$7,217,278